Exhibit 10.3

April 14, 2020

Byrne Mulrooney

c/o Korn Ferry

1900 Avenue of the Stars, Suite 2600

Los Angeles, CA 90067

Re:	Employment Letter dated as of June 26, 2014 between Korn Ferry (“Korn Ferry”) and Byrne Mulrooney, as amended by any changes made to certain terms described therein but not documented as formal amendments to the terms thereof (“Employment Letter”)

Dear Byrne:

This letter serves to confirm a temporary modification of your annual rate of base salary in connection with your continuing employment relationship with Korn Ferry and the amendment of applicable terms and conditions of your Employment Letter referenced above.

Specifically, you, as Chief Executive Officer of RPO, Professional Search and Products, have requested and the Compensation and Personnel Committee of the Board of Directors of Korn Ferry has agreed that a temporary reduction in your base salary is desirable in response to the current economic environment. As such, your base salary shall be temporarily reduced (ratably with other executive officers) by 50% to $225,000. The reduction will become effective May 1, 2020, and will remain in effect through August 31, 2020, after which it will be restored to its present level.

This temporary reduction of your base salary shall be disregarded for all other purposes under your Employment Letter, and shall have no impact on the potential for your annual cash and equity incentive awards for this or any other year, which will continue to be calculated based on the aggregate target opportunity for such incentives as currently in effect. Similarly, any other benefits applicable by reference to your base salary amount, including but not limited to the severance and change in control provisions in your Employment Letter, will be calculated off of your base salary as in effect prior to the May 1 reduction. Further, this temporary reduction shall also have no impact on the amount of Korn Ferry shares you are required to own under our stock ownership guidelines, which shall continue to be calculated off of your base salary in effect prior to the May 1 reduction. In the event that you become entitled to severance under your Employment Letter during the period of this temporary reduction due to termination of your employment during such period, you shall also be paid a lump sum equal to the total amount of foregone base salary pursuant to the 50% reduction above, payable with the first payment of your cash severance benefits.

It is agreed that this letter as it relates to the temporary salary reduction above shall not, alone, be a basis for Good Reason or any constructive termination claim and does not constitute Good Reason under your Employment Letter. Except as otherwise modified in this letter agreement, your Employment Letter remains unmodified and in full force and effect.

Please indicate your acceptance of this letter agreement amending your Employment Letter by signing and dating a copy of this letter agreement in the spaces provided below and returning such signed and dated copy to me. I thank you for your continued commitment to Korn Ferry.

Sincerely,

/s/ Jonathan M. Kuai
Jonathan M. Kuai

ACCEPTED AND AGREED TO:

/s/ Byrne Mulrooney	April 14, 2020
Byrne Mulrooney	Date of Signature